Filed By: Spieker Properties, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and Deemed
Filed Pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934.

Subject Company: Spieker Properties, Inc.
(Registration Statement No. 333-57526).

      The following information is included in a presentation made on behalf of Equity Office Properties Trust and Spieker Properties, Inc. by Peter Adams, Senior Vice President - Strategic Planning and Operations of Equity Office Properties Trust, Mark Geisreiter, Senior Vice President - San Francisco Region of Equity Office Properties Trust and John Petersen, Senior Vice President - Silicon Valley of Spieker Properties, Inc., at the Goldman Sachs Investor Tour held today (May 15, 2001).